OVERVIEW UPDATES 107 WHAT PEOPLE SAY 116 ASK A QUESTION 177


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We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. Presently, we are only taking Reservations! This means right now no monies will be taken, however; you can reserve your investment now. It is only when we hit 50K raised and file our schedule C paperwork and go live. At that point Wefunder will send you an update and ask you if you are still interested in investing and to confirm your investment amount. It will only draw funds if you confirm your investment at that time.

$50,850

reserved of a $350,000 goal

INVEST
min $100

$ 0

INVEST

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INVESTMENT TERMS

$25M valuation cap | **Future Equity**

Investor Perks: $250, $500, $1K, $10K

LEAD INVESTOR



Tom Dolezal

Covid19 has changed all of our lives. Even as vaccines are widely available,...

To whom it May concern,

While we tried to include the "testing the waters". Communication to all our early investor transactions, some advertisements were too small to include all the details.

To circumvent this, we included the "testing the waters" statement with all details directly to the front of our Wefunder page. It was in big bold letters with an explanation underneath. As well as the statement testing the waters in the top bullet points.
So, that any visitor to our page would see the "testing the waters" phase first thing on the website.

Quorum X Diagnostics, Inc.

Quorum X Diagnostics

35 followers

4mo •

We just launched our fundraiser on Wefunder. I would love it if you checked it out.

https://lnkd.in/dGCawn8

#Covid #deltavariant #antigentest #investing #biotech #startup

Invest in Quorum X Diagnostics: The first 4-minute at-home Antigen test for COVID. | Wefunder

wefunder.com • 1 min read

Founder Update

First Tube Idea 04/20



17 Iterations Later

Actual Tube 11/20



TODAY 10/21





Custom Built Clean Room for QXD



Check us out on: https://wefunder.com/quorum.x.diagnostics

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind *** Presently, we are only taking Reservations!

QuorumX



Maria Nagy, PhD

CEO and CoFounder at Quorum X Diagnostics Inc.

1w •

We are closing our early bird fundraising discount this week.
Invest for as little as $100 today and help us get this critical technology to market today.

Invest in Quorum X Diagnostics: The first 4-minute at-home Antigen test for COVID. | Wefunder

wefunder.com • 1 min read

Quorum X Diagnostics
35 followers
1w •

The 4 minute COVID antigen test. Help us get this critical technology to market today.
Invest for as little as $100 dollars.

QUORUM X DIAGNOSTICS

Ending Early Bird investing on Friday.

Dr. Maria Nagy about 4 hours ago

Hi All,

I have a friend that is going to close out the early Bird investing in the next couple of days. But before he puts in his investment, I wanted to give you OG investors one last chance to come in on our Early Bird terms. Please check out our early bird terms and invest today before it is too late.

Reserve your spot today!

We just launched on Wefunder again. I would love it if you checked us out.

https://wefunder.com/quorum.x.diagnostics

Invest in Quorum X Diagnostics: The first 4-minute at-home Antigen test for COVID. |...

wefunder.com • 1 min read

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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